Exhibit (a)(14)

[Form of supplemental e-mail to Eligible Security Holders dated June 9, 2006]

XL Capital Ltd (“XL”) has received questions from eligible employees relating to the offer to exchange dated June 6, 2006, that was originally filed as Exhibit (a)(1) to the Schedule TO filed by XL with the Securities and Exchange Commission on June 6, 2006. In order to aid understanding of the offer to exchange, XL is providing the supplemental information below to eligible employees via email. The offer to exchange continues to be subject to all of the descriptions, terms and conditions described in the offering materials dated June 6, 2006.

Q1:     What are the specific numbers associated with the performance metrics of Operating Income and Growth in Adjusted Book Value that will enable SCA to achieve “Target”, “Below Target” and “Above Target” levels at payout?

A1:     We are not in a position to provide the specific metrics that will constitute “Below, Above or Target” levels of performance, for a variety of reasons, including that SCA is in the middle of its SEC registration process for its initial public offering of shares and that the metrics are in development and will ultimately require approval of SCA’s board of directors.

Q2:     What is the 0.55 factor relating to the expected life assumption in the Black-Scholes formula, and how was it arrived at?

A2:     The 0.55 factor is not a “discount” to the value of an option otherwise derived from the Black-Scholes evaluation. It represents the expected average life of the option as one of the standard inputs to calculate a value for the option, including: stock price, exercise price, expected life, volatility, dividend yield and tax free interest rate.

XL has consistently used 0.55 as the expected life variable, representing an estimate five and one-half years as the expected life of a ten year option. It was the factor used when XL valued the eligible options at grant. Thus, XL is using the same formula to value the options as was used at the time they were awarded to you.

Q3:  Is XL setting the level of at least 20% ownership of SCA as a prerequisite for employees to retain their XL equity awards?

A3:  The XL Plans have long provided that a participant remains eligible to participate in the plan so long as he or she continues to provide services to a company that is at least 20% owned, directly or indirectly, by XL Capital Ltd.  If the company falls below the 20% threshold, participants have a “separation from service” under the XL Plans and can no longer participate in them as described in the Offer to Exchange. These terms of the XL Plans have existed for many years and were not changed in connection with the SCA initial public offering.